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NEWS RELEASE

Southwestern Energy Announces Adverse Jury Verdict Against its Subsidiary

Houston, Texas—December 14, 2010…..Southwestern Energy Company (NYSE: SWN) announced that yesterday a jury in the 273rd District Court in Shelby County, Texas, returned a verdict against one of its subsidiaries, Southwestern Energy Production Company ("SEPCO"), in the matter of Tovah Energy, LLC and Toby Berry-Helfand v. David Michael Grimes, et, al. As previously disclosed by the company, in a sixth amended petition filed in July 2010, plaintiffs alleged various statutory and common law claims, including misappropriation of trade secrets, violation of the Texas Theft Liability Act, breach of fiduciary duty and confidential relationships, fraud and breach of contract, against SEPCO arising from alleged proprietary data provided under a 2005 confidentiality agreement concerning two prospects in the James Lime formation.

In the July 2010 petition, plaintiffs sought actual damages of over $55 million as well as other remedies, including special damages and punitive damages of four times the amount of actual damages established at trial. However, immediately before the commencement of the trial, plaintiffs were permitted, over SEPCO's objections, to file a seventh amended petition claiming actual damages of approximately $46 million and also seeking the equitable remedy of disgorgement of all profits for the misappropriation of trade secrets and the breach of fiduciary duty claims. The jury found in favor of the plaintiffs with respect to all of the statutory and common law claims and awarded approximately $11.4 million in compensatory damages. The jury did not, however, award plaintiffs any special, punitive or other damages. In addition, the jury separately determined that SEPCO's profits for purposes of disgorgement were $381.5 million. The profit determination does not constitute a judgment or an award. The plaintiffs' entitlement to disgorgement of profits as an equitable remedy will be determined by the judge, likely within the next 30 days, and it is within the judge's discretion to award none, some or all the amount of profit to the plaintiffs. The company will be opposing entry of judgment on this basis as the company believes such a remedy is not supportable under the applicable law and further based upon the fact that no punitive damages were awarded by the jury. In addition, the company will be taking immediate steps to pursue all available options, including other post-trial motions and appeal, to overturn the approximately $11.4 million verdict.

Southwestern Energy Company is an integrated company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:

Greg D. Kerley	**Brad D. Sylvester, CFA**
Executive Vice President	**Vice President, Investor Relations**
and Chief Financial Officer	**(281) 618-4897**
(281) 618-4803	

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